February 6, 2008

Mr. Stephen R. Hardis
Lead Director
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915

Dear Mr. Hardis:

Axcelis' fourth quarter results fully highlight the need for the Board of Directors to take aggressive action. Continuing to embrace the current direction can no longer be a viable option as it is obvious that fundamentals are deteriorating:

* No progress or momentum in Optima acceptance. Only 1 Optima was shipped during the quarter. Continually blaming a soft end market is not acceptable as your primary competitor shipped
       43 single wafer tools during the quarter.
* Deterioration of the SEN relationship. This strained partnership is no doubt causing significant confusion in the market it serves. This turmoil is occurring just as your competitor is targeting the Japanese marketplace for significant gains in 2008.
* Growing acceptance of your competitor's PLAD technology which now claims an installed base of 21 tools. This is a technology which Axcelis management claimed was of limited appeal with no significant end market.
* Increasing susceptibility of Axcelis' High Energy market leadership. Management stated that the first Optima XE will ship in early 2008. 10 customers are already using your competitor's single wafer high energy tool in production.
*  No tangible progress on balance sheet strengthening initiatives.

Since the filing of our 13D we have received solicited and unsolicited feedback as to the appropriate direction for Axcelis. Based on this feedback, we believe that there are multiple parties who would be interested in partnering with Axcelis and gaining access to the many attributes we highlighted in our 11/19/07 letter to Ms. Puma. After waiting more than two years for Optima revenue growth it is time to change course. We strongly encourage the Board to immediately hire an advisor and fully explore strategic alternatives. Such an advisor combined with a dedicated committee of board members would be able to identify the path best suited to create shareholder value at Axcelis.

Sincerely,

STERLING CAPITAL MANAGEMENT LLC



Brian R. Walton, CFA
Managing Director